SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Call for Regular and Special Shareholders’ Meeting - Treatment of the not-classified results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date:	March 5, 2013	By:	/s/ Ignacio Sanz y Arcelus
			Name:	Ignacio Sanz y Arcelus
			Title:	Chief Financial Officer

Item 1

Buenos Aires, March 5 de 2013

SECURITIES AND EXCHANGE COMMISSION (SEC)

Ref.: SIGNIFICANT EVENT – Call for Regular and Special Shareholders’ Meeting - Treatment of the not-classified results

We are pleased to address you in order to inform that at the Board Meeting held on March 4, 2013, the Board of Directors has decided the treatment of the not-classified results as of December 31, 2012 which totaled $1,263,678,967.91.

In this sense it has been proposed to be allocated: a) $252,735,793.58 to the Legal Reserve; and (b) $1,010,943,174.33 to a voluntary reserve for future distribution of results, according to the Argentine Central Bank (BCRA) Communication “A” 5273.

The treatment of non-allocated results mentioned above, will be considered in section 4 of the agenda of the Regular and Special Shareholders’ Meeting to be held next April 9, 2013.

Yours faithfully,

BBVA BANCO FRANCES S.A.

Reconquista 199 (1003) Casilla de Correo 3196 Correo Central (1000) Buenos Aires Argentina	ls-1012